EXHIBIT 99.1

FOR IMMEDIATE RELEASE
                                                Contact: Ross A. Benavides
                                           Chief Financial Officer
                                            (713) 860-2528

GENESIS ENERGY, L.P. ANNOUNCES PUBLIC OFFERING OF COMMON UNITS

November 27, 2007 - Genesis Energy, L.P. (AMEX:GEL), announced today that it plans to sell 7,000,000 common units to the public pursuant to an effective shelf registration statement on Form S-3 previously filed with the Securities and Exchange Commission and 559,035 common units to its general partner. The underwriters have the option to purchase up to 1,050,000 additional common units to cover over-allotments.

UBS Investment Bank and Wachovia Securities will act as joint book-running managers of the offering and Goldman Sachs & Co., RBC Capital Markets Corporation, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Sanders Morris Harris will act as co-managing underwriters. A copy of a preliminary prospectus supplement and related base prospectus, meeting the requirements of Section 10 of the Securities Act of 1933, as amended, can be obtained from UBS Securities LLC Prospectus Department at 299 Park Avenue, New York, N.Y., 10171 (telephone: 212-821-3000) or Wachovia Securities, Equity Syndicate Dept., 375 Park Avenue, New York, N.Y., 10152 (e-mail: equity.syndicate@wachovia.com).

Genesis will use the net proceeds from this offering for general partnership purposes, which may include, among other things, temporarily repaying a portion of the indebtedness under its credit facility and funding a portion of its future growth opportunities.

This news release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus as supplemented.

Genesis Energy, L.P. is a diversified midstream energy master limited partnership headquartered in Houston, Texas. Genesis engages in four business segments. The Pipeline Transportation Division is engaged in the pipeline transportation of crude oil and, to a lesser extent, natural gas and carbon dioxide. The Refinery Services Division primarily processes sour gas streams to remove sulfur at refining operations, principally located in Texas, Louisiana and Arkansas. The Supply and Logistics Division is engaged in the transportation, storage and supply of energy products, including crude oil and refined products. The Industrial Gases Division produces and supplies industrial gases such as carbon dioxide and syngas. Genesis’ operations are primarily located in Texas, Louisiana, Arkansas, Mississippi, Alabama and Florida.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include the timing and extent of changes in commodity prices for oil, ability to obtain adequate credit facilities, managing operating costs, completion of capital projects on schedule and within budget, consummation of accretive acquisitions, capital spending, environmental risks, government regulation, our ability to meet our stated business goals and other risks noted from time to time in our Securities and Exchange Commission filings. Actual results may vary materially. We undertake no obligation to publicly update or revise any forward-looking statement.

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